RELX PLC announces Board change

RELX PLC today announces that Linda Sanford will retire from its Board with effect from the conclusion of the Annual General Meeting to be held on 21 April 2022, having served as a Non-Executive Director for over nine years.

Commenting, Paul Walker, Chair said:

“We are privileged to have benefited from Linda’s expertise on the Board and have valued her significant contributions to the Board’s deliberations overall. We are grateful to Linda for sharing her wealth of knowledge and vast experience with the Board and the Company. Linda leaves RELX with our very best wishes for the future.”

-ENDS-

ENQUIRIES:	Colin Tennant (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724